Mail Stop 7010

								June 30, 2005


Via facsimile and U.S. Mail

Mr. Murray Conradie
President and Chief Executive Officer
Nutek Oil, Inc.
6330 McLeod Drive, Suite 1
Las Vegas, Nevada  89120

	Re:	Nutek Oil, Inc.
		Draft Revised Preliminary Proxy Materials on Schedule
14C
      Submitted June 30, 2005
		File No. 0-50732

Dear Mr. Conradie:

	We have reviewed your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please explain what exemption Murray Conradie, the President of South Texas Oil Company, relied upon in making this solicitation to the approximately 24 shareholders representing 1,646,602 shares or 53.64% of the outstanding shares of the company. Based on your proposed disclosure, it does not appear that you fall within the exemption parameters of Reg. 14a-2(b)(2). We may have further comment upon reviewing your response.

Closing Comments

      File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Melinda Kramer at (202) 551-3726 or me at
(202)
551-3685, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								Tangela S. Richter
								Branch Chief

CC:	Melinda Kramer

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Mr. Murray Conradie
Nutek Oil
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE